Safeguard Scientifics, Inc.
170 North Radnor-Chester Road, Suite 200
Radnor, PA 19087

October 6, 2017

Tom Kluck
Legal Branch Chief, Office of Real Estate and Commodities
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Safeguard Scientifics, Inc. (the “Company”)
Registration Statement on Form S-3
Filed September 28, 2017
File No. 333-220716

Dear Mr. Kluck:

As per the conversation on October 5, 2017 between Joshua Lobert of the staff of the Securities and Exchange Commission and our counsel, Justin W. Chairman of Morgan, Lewis & Bockius LLP, and in accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Wednesday, October 11, 2017, at 3:00 p.m. Eastern Time or as on thereafter as practicable.

Sincerely yours,

Safeguard Scientifics, Inc.

By:     /s/ Brian J. Sisko
    Brian J. Sisko
Chief Operating Officer, Executive Vice
President and Managing Director

cc:    Joshua Lobert, Esquire
G. Matthew Barnard, Esquire
Justin W. Chairman, Esquire